Exhibit 12

HONEYWELL INTERNATIONAL INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Nine Months Ended September 30, 2006
(Dollars in millions)

Determination of Earnings:
Income before taxes	$2,017
Add (Deduct):
Amortization of capitalized interest	17
Fixed charges	362
Equity (income)/loss, net of distributions	10

Total earnings, as defined	$2,406

Fixed Charges:
Rents(a)	$82
Interest and other financial charges	280

362
Capitalized interest	16

Total fixed charges	$378

Ratio of earnings to fixed charges	6.37

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.